Exhibit 99.1

RECON TECHNOLOGY, LTD

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Trading Symbol: RCON)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 4, 2026

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Recon Technology, Ltd. (the “Company”, “Recon”, “we”, “us” or “our” ) will be held at Company’s headquarters at Room 601, No.1 Shui’an South Street, Chaoyang District, Beijing, 100012, People’s Republic of China on December 4, 2026 at 10:00 a.m. (Beijing time).

Only holders of ordinary shares of record on the close of business on October 23, 2026 (the “Record Date”) or their proxy holders are entitled to vote at the AGM or any adjournment or postponements thereof. Each Class A Ordinary Shares is entitled to one vote per share, and Class B Ordinary Shares is entitled to fifteen votes per share.

Votes shall be counted on a poll basis, with Class A Ordinary Shares, with one vote per share, and Class B Ordinary Shares, with fifteen votes per share. At the AGM, the following resolutions will be considered and voted upon:

1.            RESOLVED as an ordinary resolution that, each of Nelson N.S. Wong and Jijun Hu be reappointed as Class II directors to serve until the first annual general meeting of the shareholders of the Company held following the fiscal year ended 30 June 2029, or until their successors are duly elected and qualified.

2.            RESOLVED that the appointment of Enrome LLP as the Company’s independent registered public accounting firm for the fiscal year ending 30 June 2027 be ratified, confirmed and approved.

3.            RESOLVED as a special resolution that, subject to all requirements of the Companies Act (as revised) relating to reductions of share capital being complied with, and with immediate effect: (a) the par value of each authorised and issued Class A Ordinary Share of a nominal or par value of US$0.02 be reduced to US$0.00001 (the “Par Value Reduction”); (b) the credit arising from the Par Value Reduction be transferred to a distributable reserve account of the Company, which may be utilised by the Board as it deems fit and as permitted under the Companies Act (as revised), the Company’s memorandum and articles of association and all applicable laws; and (c) as a result of the Par Value Reduction, the authorised share capital of the Company be reduced as follows (the “Capital Reduction”):

FROM: US$320,000 divided into 15,000,000 Class A Ordinary Shares of a nominal or par value of US$0.02 each and 200,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each,

TO: US$20,150 divided into 15,000,000 Class A Ordinary Shares of a nominal or par value of US$0.00001 each and 200,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each,

BY: the Par Value Reduction,

4.            RESOLVED as an Ordinary Resolution that, immediately following the Par Value Reduction and the Capital Reduction, the authorised share capital be further increased as follows (the “Share Capital Increase”):

FROM: US$20,150 divided into 15,000,000 Class A Ordinary Shares of a nominal or par value of US$0.00001 each and 200,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each,

TO: US$50,000 divided into 3,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.00001 each and 200,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each,

BY: the creation of an additional 2,985,000,000 Class A Ordinary Shares of a nominal or par value of US$0.00001 each.

5.            RESOLVED, as a special resolution:

THAT the Company effect a reverse share splits of its authorised, issued and outstanding Class A Ordinary Shares by way of consolidation at an exchange ratio of either one-for-three hundred (1:300) or one-for-two hundred (1:200) in the aggregate (the final exchange ratio to be determined by the Company’s Board of Directors) (the “Share Consolidation”), such that the number of authorised, issued and outstanding Class A Ordinary Shares is decreased by the applicable ratio and the par value of each authorised, issued and outstanding Class A Ordinary Shares is increased by the same ratio, as applicable, with the Share Consolidation to be effected at such time, and at a precise consolidation ratio, in each case as determined by the Directors in their absolute discretion within one (1) year following the date of the AGM (the “Share Consolidation Proposal”), provided that, the consolidation ratio for such Share Consolidations shall not exceed the consolidation cap of 1:300 (the “Consolidation Ratio Cap”)

5A.         RESOLVED as an ordinary resolution that:

(a)           no fractional Class A Ordinary Shares be issued in connection with each of the Share Consolidations; if a shareholder is entitled to receive a fractional Class A Ordinary Shares upon a Share Consolidation, the total number of Class A Ordinary Shares to be received by such shareholder be rounded up to the next whole Class A Ordinary Share.

(b)           the Board be authorized, at its absolute and sole discretion, to either (i) implement one or more Share Consolidations, and determine, at any time within one (1) year following the date of the AGM and subject to the Consolidation Ratio Cap, the exact consolidation ratio and effective date of each such Share Consolidation; or (ii) elect not to implement any Share Consolidation during the period of one year of the date of the AGM.

(c)           if and when deemed advisable by the Board in its sole discretion, any director or officer of the Company be authorized, for and on behalf of the company, to do all such other acts and things and execute all such documents necessary or desirable to implement the Share Consolidation(s).

6.            RESOLVED as a special resolution that, conditional upon the determination of the exact consolidation ratio and immediately following the Share Consolidation, the authorised share capital of the Company be adjusted either by option (a) or (b) below, determined by which exchange ratio is determined by the Board:

OPTION A IF THE EXCHANGE RATIO IS 1:300:

FROM US$50,000 divided into 3,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.00001 each and 200,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each,

TO US$50,000 divided into 10,000,000 Class A Ordinary Shares of a nominal or par value of US$0.003 each and 200,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each.

OPTION B IF THE EXCHANGE RATIO IS 1:200:

FROM US$50,000 divided into 3,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.00001 each and 200,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each,

TO US$50,000 divided into 15,000,000 Class A Ordinary Shares of a nominal or par value of US$0.002 each and 200,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each.

7.            RESOLVED as a special resolution that, the Company take all steps to be deregistered as an exempted company in the Cayman Islands and registered as a business company in the British Virgin Islands by a transfer by way of continuation in accordance with Section 206 of the Companies Act of the Cayman Islands (as revised), including to take all necessary steps and sign any required documents in each of the Cayman Islands and the British Virgin Islands, and to submit all such documents to the relevant authorities in each jurisdiction.

8.            Such other business as may properly come before the meeting or any adjournment thereof.

Regardless of the number of shares that you own, your vote is very important. Even if you plan to attend the AGM or adjourned meetings in person, we request that you submit your proxy in accordance with the instructions set forth on the proxy card as promptly as possible. You should simply indicate on your proxy card how you want to vote, sign and date the proxy card, and mail the proxy card in the enclosed return envelope as soon as possible to ensure that it will be received by the Company no later than 11:59 p.m. on  December 3, 2026 (New York City time) so that your shares will be represented and may be voted at the AGM and/or any adjourned meetings. If you receive more than one proxy card because you own shares that are registered in different names, please vote all of your shares shown on all of your proxy cards in accordance with the instructions set forth on the proxy card.

Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the AGM or the adjourned meetings and vote your shares in person. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the AGM or the adjourned meetings in person, you must obtain from the record holder a proxy issued in your name.

If you submit your proxy card without indicating how you wish to vote, the shares represented by your proxy card will be voted FOR all the above special and ordinary resolutions.

If you have any questions or need assistance in voting your shares, please contact Jia Liu, by telephone at +8610-84945799 , or email at info@recon.cn.

Notes:

1. If a share is held jointly by two or more persons, the vote of the holder whose name appears first in the register of members of the Company who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the vote of the other joint holders.

2. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorized.

3. A proxy need not be a member (registered shareholder) of the Company.

4. The Chairman of the meeting may at his discretion direct that a proxy card shall be deemed to have been duly deposited. A proxy card that is not deposited in the manner permitted shall be invalid.

5. Votes given in accordance with the terms of a duly executed proxy card shall be valid notwithstanding the death or insanity of the principal prior to the AGM or adjourned meetings or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at Room 601, No.1 Shui’an South Street, Chaoyang District, Beijing, 100012, People’s Republic of China, before the commencement of the AGM, or adjourned meeting at which it is sought to use the proxy.

By Order of the Board of Directors,
Recon Technology, Ltd.

/s/ Shenping Yin
Shenping Yin
Chairman and Chief Executive Officer

Beijing, China

October 29, 2026

TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS	1

PROPOSAL 1: RE-ELECTION OF DIRECTORS	4

PROPOSAL 2: REAPPOINTMENT OF AUDITOR	5

PROPOSAL 3: PAR VALUE REDUCTION AND CAPITAL REDUCTION	5

PROPOSAL 4: SHARE CAPITAL INCREASE	6

PROPOSAL 5: SHARE CONSOLIDATION AUTHORIZATION	6

PROPOSAL 6: RELATED SHARE CAPITAL AMENDMENT (AUTHORIZED CLASS A SHARE COUNT AND PAR VALUE, INCLUDING ANY POST-CONSOLIDATION INCREASE)	7

PROPOSAL 7: CONTINUATION OF THE COMPANY FROM THE CAYMAN ISLANDS TO BRITISH VIRGIN ISLANDS	8

OTHER MATTERS	8

WHERE YOU CAN FIND MORE INFORMATION	9

MISCELLANEOUS	9

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

The following are answers to some questions that you, as a shareholder of Recon Technology Ltd (“Recon” or the “Company”), may have regarding the proposals being considered at Recon’s annual general meeting, which is referred to herein as the “Annual General Meeting”.

Q:	Why am I receiving this proxy statement?

A:	The board of directors of Recon (the “Board”) is soliciting your proxy to vote at the Annual General Meeting because you owned Recon ordinary shares at the close of business on October 23, 2026, the “Record Date” for the Annual General Meeting, and are therefore entitled to vote at the Annual General Meeting. This proxy statement, along with a proxy card or a voting instruction card, will be placed on the Company’s website on or about October 30, 2026 and mailed to shareholders on or about October 31, 2026. Recon will make these materials available to you on the Internet, and will deliver printed proxy materials to you or send them to you by email. This proxy statement summarizes the information that you need to know in order to cast your vote at the Annual General Meeting. You do not need to attend the Annual General Meeting in person to vote your Recon ordinary shares.

Q:	When and where will the Annual General Meeting be held?

A:	The Annual General Meeting will be held on December 4, 2026, at 10 A.M., Beijing Time at Room 601, No.1 Shui’an South Street, Chaoyang District, Beijing, 100012, People’s Republic of China .

Q:	What happens if I sell my shares after the Record Date, but before the Annual General Meeting?

A:	The Record Date is earlier than the date of the Annual General Meeting. If you transfer your shares of the Company after the Record Date but before the Annual General Meeting, you will retain your right to vote at the Annual General Meeting, but will transfer ownership of the shares and will not hold an interest in the Company with respect to such shares after the transaction is completed.

Q:	How does Recon’s board of directors recommend that I vote?

A:	The Board has determined that the proposed resolutions are fair to, advisable and in the best interests of the Company and its shareholders and have unanimously approved the proposal described herein. The Board unanimously recommends that the shareholders vote “FOR” all proposals.

Q:	How do I vote?

A:	After you have carefully read this proxy statement and have decided how you wish to vote your Recon ordinary shares, please vote promptly.

If you are a beneficial owner of shares registered in the name of your broker or other nominee, you may vote using the following methods:

●	At the Annual General Meeting. To vote at the Annual General Meeting, you must obtain a valid proxy from your broker or other nominee. Follow the instructions from your broker or other nominee, or contact them to request a proxy form.

●	By Internet. You may vote through the Internet if your broker or other nominee makes this method available, in which case the instructions will be included in the proxy materials provided to you.

●	By Telephone. You may vote by telephone if your broker or other nominee makes this method available, in which case the instructions will be included in the proxy materials provided to you.

●	By Mail. If you received voting instructions from the broker or other nominee holding your shares rather than from us, follow the instructions on the proxy card.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

Q:	What vote is required to approve each proposal?

A:

The affirmative vote of the holders of a simple majority of votes cast by our ordinary shares that are present in person or by proxy at our Annual General Meeting is required to approve the Reappointment of Auditor proposal, the Re-elect of Directors proposal, Share Capital Increase proposal. The affirmative vote of holders of a two-thirds majority of votes cast by our ordinary shares is required to approve Par Value Reduction and Capital Reduction proposal, Share Consolidation Authorization proposal, Related Share Capital Amendments proposal (authorized class a share count and par value, including any post-consolidation increase), and Continuation of the Company from the Cayman Islands to the British Virgin Islands, provided we have quorum for the meeting.

Abstentions and broker non-votes will count for purposes of determining quorum but will have no effect on the outcome of the vote because abstentions and broker non-votes do not count as votes cast.

Q:	How many votes do I and others have?

A:	Holders of ordinary shares are entitled to one vote for each share of Recon class A ordinary shares and fifteen (15) votes for each of Recon class B ordinary shares held as of the Record Date. As of the close of business on the Record Date, there were 22,201,597 outstanding Recon ordinary shares.

Q:	What will happen if I fail to vote or I abstain from voting?

A:	If you fail to vote, your shares will not be counted for purposes of determining quorum or for purposes of the voting results. If you choose to appear for purposes of quorum but to abstain from voting, your shares will be counted for purposes of determining whether we have quorum sufficient to hold the meeting but will not be counted for purposes of the voting results. For this reason, if we have quorum, a failure to vote and an abstention would both be disregarded at the meeting, but a failure to vote could result in the Annual General Meeting not reaching quorum, while an abstention would help us achieve quorum.

Q:	How many shares must be present to hold the Annual General Meeting?

A:	At the Annual General Meeting, the presence in person or by proxy of one-third (1/3) in number of our outstanding shares (including Class A ordinary shares and Class B ordinary shares) as of the Record Date will constitute a quorum at such Annual Meeting (without regard to the votes attaching to such shares). Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the meeting.

Q:	What will happen if I return my proxy card without indicating how to vote?

A:	Proxy cards that are signed and returned but do not contain instructions will be voted in favor of all the proposals, in accordance with the best judgment of the named proxies on any other matters properly brought before the meeting.

Q:	Can I change my vote after I have returned a proxy or voting instruction card?

A:	You may change your vote at any time before the polls close at the conclusion of voting at the meeting. You may do this by (1) signing another proxy card with a later date and returning it to us by mail before the meeting, (2) voting again over the Internet prior to the time of the meeting, (3) voting again by email or fax prior to the time of the meeting, or (4) voting at the meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

Q:	Do I need identification to attend the Annual General Meeting in person?

A:	Yes. Please bring proper identification, together with proof that you are a record owner of Recon ordinary shares. If your shares are held in street name, please bring acceptable proof of ownership, such as a letter from your broker or an account statement stating or showing that you beneficially owned Recon ordinary shares on the Record Date. Acceptable proof of ownership is either (a) a letter from your broker stating that you beneficially owned Recon stock on the Record Date or (b) an account statement showing that you beneficially owned Recon stock on the Record Date.

Voting of Proxies

If your shares are registered in your name with our transfer agent, VStock Transfer, LLC, you may cause your shares to be voted by returning a signed proxy card, or you may vote in person at the Annual General Meeting. Additionally, you may submit electronically over the Internet a proxy authorizing the voting of your shares by following the instructions on your proxy card. You must have the enclosed proxy card available, and follow the instructions on the proxy card, in order to submit a proxy electronically over the Internet. Based on your proxy cards or Internet proxies, the proxy holders will vote your shares according to your directions.

If you plan to attend the Annual General Meeting and wish to vote in person, you will be given a ballot at the meeting. If your shares are registered in your name, you are encouraged to vote by proxy even if you plan to attend the Annual General Meeting in person. If you attend the Annual General Meeting and vote in person, your vote by ballot will revoke any proxy previously submitted.

Voting instructions are included on your proxy card. All shares represented by properly executed proxies received in time for the Annual General Meeting will be voted at the Annual General Meeting in accordance with the instructions of the shareholder.

If your shares are held in “street name” through a broker, bank or other nominee, you may vote through your broker, bank or other nominee by completing and returning the voting form provided by your broker, bank or other nominee, or by the Internet through your broker, bank or other nominee if such a service is provided. To vote via the Internet through your broker, bank or other nominee, you should follow the instructions on the voting form provided by your broker, bank or other nominee. If you do not return your bank’s, broker’s or other nominee’s voting form, do not vote via the Internet or through your broker, bank or other nominee, if possible, and do not attend the Annual General Meeting and vote in person with a proxy from your broker, bank or other nominee, it will have the same effect as if you voted “AGAINST”.

Revocability of Proxies

If you are a shareholder of record, you may change your vote or revoke your proxy at any time before it is voted at the Annual General Meeting by:

●	Submitting a new proxy electronically over the Internet after the date of the earlier submitted proxy;
●	Signing another proxy card with a later date and returning it to us prior to the Annual General Meeting; or
●	Attending the Annual General Meeting and voting in person.

Please note that to be effective, your new proxy card, internet voting instructions or written notice of revocation must be received by us prior to the Annual General Meeting and, in the case of internet voting instructions, must be received before 11:59 P.M. Eastern time on December 3, 2026. If you have submitted a proxy, your appearance at the Annual General Meeting, in the absence of voting in person or submitting an additional proxy or revocation, will not have the effect of revoking your prior proxy.

If you hold your ordinary shares in “street name,” you should contact your bank, broker or other nominee for instructions regarding how to change your vote. You may also vote in person at the Annual General Meeting if you obtain a valid “legal” proxy from your bank, broker or other nominee. Any adjournment, recess or postponement of the Annual General Meeting for the purpose of soliciting additional proxies will allow Recon shareholders who have already sent in their proxies to revoke them at any time prior to their use at the Annual General Meeting as adjourned, recessed or postponed.

Board of Directors’ Recommendation

After careful consideration, the Company’s board of directors has determined that the transaction is fair to, and in the best interest of, the Company and its shareholders. They unanimously recommend that you vote or give instruction to vote:

“FOR” the Re-election of Directors;

“FOR” the Reappointment of Auditor;

“FOR” the Par Value Reduction and Capital Reduction;

“FOR” the Share Capital Increase;

“FOR” the Share Consolidation Authorization;

“FOR” the Related Share Capital Amendments (authorized class a share count and par value, including any post-consolidation increase) and;

“FOR” the Continuation of the Company from the Cayman Islands to the British Virgin Islands.

Solicitation of Proxies

The expense of soliciting proxies in the enclosed form will be borne by Recon. Proxies may also be solicited by some of our directors, officers and employees, personally or by facsimile, email or other means of communication. No additional compensation will be paid for such services.

Adjournment and Reconvention

The board of directors intend that, if a quorum is not present within thirty minutes from the time appointed for the meeting to commence, the meeting shall stand adjourned and the directors shall resolve to reconvene at the same time seven days hence at the same place, or to such other time or place as is determined by the directors, at which reconvened meeting, if a quorum is not present within fifteen minutes from the time appointed for the meeting to commence, the members present shall be a quorum (all in accordance with Article 52 of the Articles of Association of the Company).

Other Matters

At this time, we know of no other matters to be submitted at the Annual General Meeting.

Householding of Annual General Meeting Materials

Unless we have received contrary instructions, we may send a single copy of this proxy statement and notice to any household at which two or more shareholders reside if we believe the shareholders are members of the same family. Each shareholder in the household will continue to receive a separate proxy card. This process, known as “house holding”, reduces the volume of duplicate information received at your household and helps to reduce our expenses.

PROPOSAL 1: ELECTION OF DIRECTORS

On October 28, 2026, the Board of the Company approved, and directed that there be submitted to the shareholders of the Company for approval, the following resolution (the “Reappointment of Directors”):

IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT Re-election of Nelson N.S. Wong and Jijun Hu as Class II directors, to serve until the first AGM following the fiscal year ending June 30, 2029.

Required Vote

The affirmative vote of the holders of a majority of votes cast by our ordinary shares that are present in person or by proxy at our Annual General Meeting is required to approve the RE-ELECT OF DIRECTORS, provided we have quorum for the meeting.

THE RECON BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT RECON SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE REAPPOINTMENT OF DIRECTORS PROPOSAL.

PROPOSAL 2: REAPPOINTMENT OF AUDITOR

On October 28, 2026, the Board of the Company approved, and directed that there be submitted to the shareholders of the Company for approval, the following resolution (the “Reappointment of Auditor”):

IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT, the re-appointment of Enrome LLP as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2027 be approved, ratified and confirmed.

Required Vote

The affirmative vote of the holders of a majority of votes cast by our ordinary shares that are present in person or by proxy at our Annual General Meeting is required to approve the REAPPOINTMENT OF AUDITOR, provided we have quorum for the meeting.

THE RECON BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT RECON SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE REAPPOINTMENT OF AUDITOR PROPOSAL.

PROPOSAL 3: PAR VALUE REDUCTION AND CAPITAL REDUCTION

On October 28, 2026, the Board of the Company approved, and directed that there be submitted to the shareholders of the Company for approval, the following resolution (the “PAR VALUE REDUCTION AND CAPITAL REDUCTION”):

IT IS RESOLVED AS A SPECIAL RESOLUTION THAT, subject to all requirements of the Companies Act (as revised) relating to reductions of share capital being complied with, and with immediate effect: (a) the par value of each authorised and issued Class A Ordinary Share of a nominal or par value of US$0.02 be reduced to US$0.00001 (the “Par Value Reduction”); (b) the credit arising from the Par Value Reduction be transferred to a distributable reserve account of the Company, which may be utilised by the Board as it deems fit and as permitted under the Companies Act (as revised), the Company’s memorandum and articles of association and all applicable laws; and (c) as a result of the Par Value Reduction, the authorised share capital of the Company be reduced as follows (the “Capital Reduction”):

FROM: US$320,000 divided into 15,000,000 Class A Ordinary Shares of a nominal or par value of US$0.02 each and 200,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each,

TO: US$20,150 divided into 15,000,000 Class A Ordinary Shares of a nominal or par value of US$0.00001 each and 200,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each,

BY: the Par Value Reduction,

Required Vote

The affirmative vote of the holders of a two-thirds majority of votes cast by our ordinary shares that are present in person or by proxy at our Annual General Meeting is required to approve the PAR VALUE REDUCTION AND CAPITAL REDUCTION, provided we have quorum for the meeting.

THE RECON BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT RECON SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE PAR VALUE REDUCTION AND CAPITAL REDUCTION.

PROPOSAL 4: SHARE CAPITAL INCREASE

On October 28, 2026, the Board of the Company approved, and directed that there be submitted to the shareholders of the Company for approval, the following resolution (the “SHARE CAPITAL INCREASE”):

IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT, immediately following the Par Value Reduction and the Capital Reduction, the authorised share capital be further increased as follows:

FROM: US$20,150 divided into 15,000,000 Class A Ordinary Shares of a nominal or par value of US$0.00001 each and 200,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each,

TO: US$50,000 divided into 3,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.00001 each and 200,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each,

BY: the creation of an additional 2,985,000,000 Class A Ordinary Shares of a nominal or par value of US$0.00001 each.

Required Vote

The affirmative vote of the holders of a majority of votes cast by our ordinary shares that are present in person or by proxy at our Annual General Meeting is required to approve the SHARE CAPITAL INCREASE, provided we have quorum for the meeting.

THE RECON BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT RECON SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE SHARE CAPITAL INCREASE PROPOSAL.

PROPOSAL 5: SHARE CONSOLIDATION AUTHORIZATION

On October 28, 2026, the Board of the Company approved, and directed that there be submitted to the shareholders of the Company for approval, the following resolution (the “SHARE CONSOLIDATION AUTHORIZATION”):

IT IS RESOLVED AS A SPECIAL RESOLUTION:

THAT the Company effect a reverse share splits of its authorised, issued and outstanding Class A Ordinary Shares by way of consolidation at an exchange ratio of either one-for-three hundred (1:300) or one-for-two hundred (1:200) in the aggregate (the final exchange ratio to be determined by the Company’s Board of Directors) (the “Share Consolidation”), such that the number of authorised, issued and outstanding Class A Ordinary Shares is decreased by the applicable ratio and the par value of each authorised, issued and outstanding Class A Ordinary Shares is increased by the same ratio, as applicable, with the Share Consolidation to be effected at such time, and at a precise consolidation ratio, in each case as determined by the Directors in their absolute discretion within one (1) year following the date of the AGM (the “Share Consolidation Proposal”), provided that, the consolidation ratio for such Share Consolidations shall not exceed the consolidation cap of 1:300 (the “Consolidation Ratio Cap”)

IT IS FURTHER RESOLVED AS AN ORDINARY RESOLUTION:

(a)            no fractional Class A Ordinary Shares be issued in connection with each of the Share Consolidations; if a shareholder is entitled to receive a fractional Class A Ordinary Shares upon a Share Consolidation, the total number of Class A Ordinary Shares to be received by such shareholder be rounded up to the next whole Class A Ordinary Share.

(b)            the Board be authorized, at its absolute and sole discretion, to either (i) implement one or more Share Consolidations, and determine, at any time within one (1) year following the date of the AGM and subject to the Consolidation Ratio Cap, the exact consolidation ratio and effective date of each such Share Consolidation; or (ii) elect not to implement any Share Consolidation during the period of one year of the date of the AGM.

(c)            if and when deemed advisable by the Board in its sole discretion, any director or officer of the Company be authorized, for and on behalf of the company, to do all such other acts and things and execute all such documents necessary or desirable to implement the Share Consolidation(s).

Required Vote

The affirmative vote of the holders of a two-thirds majority of votes cast by our ordinary shares that are present in person or by proxy at our Annual General Meeting is required to approve the SHARE CONSOLIDATION AUTHORIZATION, provided we have quorum for the meeting.

THE RECON BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT RECON SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE SHARE CONSOLIDATION AUTHORIZATION PROPOSAL.

PROPOSAL 6: RELATED SHARE CAPITAL AMENDMENTS (AUTHORIZED CLASS A
SHARE COUNT AND PAR VALUE, INCLUDING ANY POST-CONSOLIDATION INCREASE)

On October 28, 2026, the Board of the Company approved, and directed that there be submitted to the shareholders of the Company for approval, the following resolution (the “RELATED SHARE CAPITAL AMENDMENTS (AUTHORIZED CLASS A SHARE COUNT AND PAR VALUE, INCLUDING ANY POST-CONSOLIDATION INCREASE)”)

IT IS RESOLVED AS A SPECIAL RESOLUTION THAT, conditional upon the determination of the exact consolidation ratio and immediately following the Share Consolidation, the authorised share capital of the Company be adjusted either by option (a) or (b) below, determined by which exchange ratio is determined by the Board:

OPTION A IF THE EXCHANGE RATIO IS 1:300:

FROM US$50,000 divided into 3,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.00001 each and 200,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each,

TO US$50,000 divided into 10,000,000 Class A Ordinary Shares of a nominal or par value of US$0.003 each and 200,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each.

OPTION B IF THE EXCHANGE RATIO IS 1:200:

FROM US$50,000 divided into 3,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.00001 each and 200,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each,

TO US$50,000 divided into 15,000,000 Class A Ordinary Shares of a nominal or par value of US$0.002 each and 200,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each

Required Vote

The affirmative vote of the holders of a two-thirds majority of votes cast by our ordinary shares that are present in person or by proxy at our Annual General Meeting is required to approve the RELATED SHARE CAPITAL AMENDMENTS (AUTHORIZED CLASS A SHARE COUNT AND PAR VALUE, INCLUDING ANY POST-CONSOLIDATION INCREASE) PROPOSAL, provided we have quorum for the meeting.

THE RECON BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT RECON SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE RELATED SHARE CAPITAL AMENDMENTS (AUTHORIZED CLASS A SHARE COUNT AND PAR VALUE, INCLUDING ANY POST-CONSOLIDATION INCREASE) PROPOSAL .

PROPOSAL 7: CONTINUATION TO BRITISH VIRGIN ISLANDS

On October 28, 2026, the Board of the Company approved, and directed that there be submitted to the shareholders of the Company for approval, the following resolution (the “CONTINUATION TO BRITISH VIRGIN ISLANDS”):

IT IS RESOLVED AS SPECIAL RESOLUTION THAT, that the Company take all steps to be deregistered as an exempted company in the Cayman Islands and registered as a business company in the British Virgin Islands by a transfer by way of continuation in accordance with Section 206 of the Companies Act of the Cayman Islands (as revised), including to take all necessary steps and sign any required documents in each of the Cayman Islands and the British Virgin Islands, and to submit all such documents to the relevant authorities in each jurisdiction.

Required Vote

The affirmative vote of the holders of a two-thirds majority of votes cast by our ordinary shares that are present in person or by proxy at our Annual General Meeting is required to approve CONTINUATION TO BRITISH VIRGIN ISLANDS, provided we have quorum for the meeting.

THE RECON BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT RECON SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE CONTINUATION TO BRITISH VIRGIN ISLANDS PROPOSAL.

OTHER MATTERS

As of the date of this proxy statement, the board of directors of Recon knows of no matters that will be presented for consideration at the Annual General Meeting other than as described in this proxy statement. If any other matters properly come before the Annual General Meeting or any adjournments or postponements of the meeting and are voted upon, the enclosed proxy will confer discretionary authority on the individuals named as proxy to vote the shares represented by the proxy as to any other matters. The individuals named as proxies intend to vote in accordance with their best judgment as to any other matters.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

MISCELLANEOUS

You should rely only on the information contained in this proxy statement and the documents we refer to in this proxy statement to vote on the proposals. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement. This proxy statement is dated October 29, 2026. You should not assume that the information contained in this proxy statement is accurate as of any date other than that date (or as of an earlier date if so indicated in this proxy statement) and the mailing of this proxy statement to stockholders does not create any implication to the contrary. This proxy statement does not constitute a solicitation of a proxy in any jurisdiction where, or to or from any person to whom, it is unlawful to make a proxy solicitation.